# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Point Trinity Senior Secured Lending Company, CIK 0002027033
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 10/27/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001786108

## Reporting persons
- Trinity Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); sole voting power 1,002,204; shared voting power 0; sole dispositive power 1,002,204; shared dispositive power 0; aggregate amount beneficially owned 1,002,204 (17% of the class)

## Item 1. Issuer
Name of issuer: Eagle Point Trinity Senior Secured Lending Company
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202 Greenwich, CT, 06830

## Item 2. Person Filing
Name of person filing: Trinity Capital Inc.
Address of principal business office or, if none, residence: 1 N. 1st Street, Suite 302, Phoenix, AZ 85004
Citizenship: Incorporated in the State of Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,002,204
Percent of class: 17%
Sole power to vote or to direct the vote: 1,002,204
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,002,204
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Trinity Capital Inc.: /s/ Sarah Stanton, Sarah Stanton, General Counsel, Chief Compliance Officer and Secretary (10/27/2025)